INNOVATIVE SOLUTIONS AND SUPPORT, INC.
720 Pennsylvania Drive
Exton, Pennsylvania 19341
(610) 646-9800

March 5, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn: Ms. Kathleen Collins

Re:	Innovative Solutions and Support, Inc.
Form 10-K for Fiscal Year Ended September 30, 2006
File No. 000-31157

Dear Ms. Collins:

In connection with the response dated March 2, 2007 by Innovative Solutions and Support, Inc. (the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 5, 2007 with respect to Form 10-K for Fiscal Year Ended September 30, 2006 filed by the Company with the Commission on December 7, 2006 (File No. 000-31157) (the “Filing”), the Company acknowledges that:

1.             the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing;

3.             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

4.             the Commission’s Division of Enforcement has access to all information provided to the Commission’s Division of Corporation Finance in its review of the Filing or in response to the Staff’s comments on the Filing.

Very truly yours,

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ JAMES J. REILLY
James J. Reilly
Chief Financial Officer